UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Attached hereto and incorporated by reference herein are a Proxy Statement and Proxy Card to be sent to shareholders in connection with the Company's Special General Meeting of Shareholders scheduled for March 11, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

February 11, 2015	By:	/s/ Ortal Klein
Ortal Klein, Adv.
Corporate Secretary

ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972, Israel

___________________________

Dear Shareholder,

You are cordially invited to attend a Special General Meeting of Shareholders (the “Meeting”) of Alon Blue Square Israel Ltd. (the “Company”) to be held at 10:30 a.m., Israel time, on March 11, 2015 at the Company's offices at Europark Yakum, France Building, Yakum, Israel. The purpose of the Meeting is to re-elect Mr. David Alphandary and Mr. Uzi Baram as external directors of the Company, each for a three-year term, in accordance with the provisions of the Israeli Companies Law and the regulations thereunder.

The Company's Board of Directors recommends that you vote "FOR" the proposals, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Thank you for your continued cooperation.

Very Truly Yours,

Amit Ben Itzhak
Chairman of the Board of Directors

Yakum, Israel

February 11, 2015

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ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972, Israel

___________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Alon Blue Square Israel Ltd. (the “Company”) will be held at 10:30 a.m., Israel time, on March 11, 2015 at the Company's offices at Europark Yakum, France Building, Yakum, Israel in order to adopt the following resolution or to consider the following item:

To re-elect Mr. David Alphandary and Mr. Uzi Baram as external directors of the Company, each for a three-year term, in accordance with the provisions of the Israeli Companies Law and the regulations thereunder.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders of record at the close of business on February 9, 2015 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy and return it in the pre-addressed envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies in writing and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company's offices at the address above. Such Position Notices must be in the possession of the Company by February 19, 2015.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company's Register of Shareholders.

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By Order of the Board of Directors,

Amit Ben Itzhak
Chairman of the Board of Directors

Yakum, Israel

February 11, 2015

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ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972, Israel

___________________________

PROXY STATEMENT

For the Special General Meeting of Shareholders

to be held on March 11, 2015

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by BNY Mellon (“BNY”), of Alon Blue Square Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Special General Meeting of Shareholders (the “Meeting”), to be held on March 11, 2015 at 10:30 (Israel time) at the offices of the Company, Europark Yakum, France Building, Yakum, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following resolution or to consider the following item:

To re-elect Mr. David Alphandary and Mr. Uzi Baram as external directors of the Company, each for a three-year term, in accordance with the provisions of the Israeli Companies Law and the regulations thereunder.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least two (2) business days prior to the Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

The Board of Directors of the Company is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about February 12, 2015. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

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Only shareholders and ADR holders of record at the close of business on February 9, 2015 (the “Record Date”) shall be entitled to receive notice of and to vote at the Meeting. At the close of business on January 26, 2015, the Company had outstanding 65,954,427 Ordinary Shares (excluding 207,433 Ordinary Shares held by the Company as treasury shares), each of which is entitled to one vote for each of the matters to be presented at the Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting at the Meeting is required to approve item 1, provided that one of the following two alternatives must apply:

(i) such majority vote at the Meeting shall include at least a majority of the total votes of shareholders, who are not controlling shareholders of the Company (as defined in the Israeli Companies Law) and do not have a personal interest in the appointment (excluding a personal interest which does not result from the shareholder’s relationship with the controlling shareholder), participating in the voting at the Meeting in person or by proxy, vote in favor of the election of the director without taking abstentions into account; or

(ii) the total number of shares of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Israeli Companies Law of 1999 (the “Companies Law”) as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder's spouse, siblings, parents, grandparents, descendants, and spouse's descendants, siblings, and parents, and the spouse of any of the foregoing ); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Abstentions will be treated as neither a vote “for” nor “against” the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

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Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information, as of January 26, 2015, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares(1)
Alon Israel Oil Company Ltd ("Alon"). (2)	47,957,264		72.71%

Alon Retail Ltd. (3)	30,604,303		46.40%

Menorah Mivtachim Holdings Ltd. (4)	5,826,103		8.83%

Directors and Officers of the Company as a group(5)	0	(5)	0%

______________

(1)	The percentage of outstanding Ordinary Shares is based on 65,954,427 Ordinary Shares outstanding as of January 26, 2015 (excluding 207,433 Ordinary Shares held by the Company as treasury shares).

(2)	Alon may be deemed to beneficially own all of the shares held directly and indirectly by Alon Retail Ltd. due to the ownership structure of Alon Retail Ltd. described in footnote (3); accordingly, the number of shares listed as owned by Alon includes all the shares that are listed as owned by Alon Retail Ltd..

(3)	Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon. To the Company’s best knowledge, Alon is owned approximately 48.21% (excluding shares held by Alon as treasury shares) by eight collective acquisition entities of kibbutzim in Israel and approximately 51.79% (excluding shares held by Alon as treasury shares) are held together by Bielsol Investments (1987) Ltd. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran, and Gara, Boaz and Iftah Biran, and which is controlled by Advocate Shraga Biran who holds all of the voting rights in Shibag Ltd. through a direct holding in 85% of the shares that grant voting rights in Shibag Ltd. (“Voting Shares in Shibag”) and through a power of attorney relating to voting rights for the other 15% of the Voting Rights in Shibag held by Mr. Boaz Biran), holding 79.4% of the capital and voting rights of Bielsol Investments (and is the controlling shareholder of Bielsol Investments), and Advocate Shraga Biran is the controlling shareholder of Shibag Ltd.; D.B.W Investments Ltd. (a company owned and controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments; Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company owned and controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

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(4)	The shares are held by subsidiaries of Menora Mivtachim Holdings Ltd. (“Menora Holdings”), as follows: Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Shomera Insurance Company Ltd, and Menora Mivtachim Mutual Funds Ltd. To the Company’s best knowledge, Menora Holdings is an Israeli company, publicly traded (listed on the Tel Aviv stock exchange). Approximately 61.9% of Menora Holdings outstanding shares are held by Najaden Establishment and Palamas Establishment, foreign corporations, incorporated in Vaduz, Liechtenstein. These corporations are held in trust for the heirs of the late Mr. Gurevitch, Ms. Tali Griffel and Ms. Niva Gurevitch.and the heirs by will of the deceased Mr. Menachem Gurevitch are the sole beneficiaries. The remaining of the outstanding shares - are held by the public. Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Finance Ltd. and Shomera Insurance Company Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Mutual Funds Ltd. are wholly owned subsidiaries of Menora Mivtachim Finance Ltd. (which is wholly owned by Menora Holdings). Part of the shares reported are owned by Menora Holdings via Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Gemel Ltd. and Menora Mutual Funds Ltd. on behalf of members of the public (customers which the above-mentioned companies are investing on their behalf) through various financial instruments, such as, among others - provident funds, mutual funds, pension funds and insurance policies. Each of the above-mentioned companies makes independent voting and investment decisions. As of January 26, 2015, the ordinary shares beneficially held by Menora are held through the following: (i) Pension and Provident Funds - 4,370,688 ordinary shares; (ii) Insurance Policies – 1,404,533 ordinary shares, and (iii) ordinary shares held by Menora for its own account (Nostro account) - 50,882 ordinary shares.

(5)	Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Alon Israel Oil Company Ltd. or Alon Retail Ltd.

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ITEM 1 - RE-ELECTION OF EXTERNAL DIRECTORS

The Company’s Board of Directors has nominated Mr. David Alphandary and Mr. Uzi Baram to be re-elected, at the Meeting, to serve as external directors (as defined for purposes of the Israeli Companies Law) of the Company. Mr. David Alphandary and Mr. Uzi Baram are nominated to serve as external directors, each for an additional three-year term in accordance with the provision of the Companies Law, commencing March 15, 2015. Mr. David Alphandary and Mr. Uzi Baram have served three consecutive three year terms as external directors with the first term beginning in March 2006. It is the intention of the persons named in the proxy to vote for the re-election of Mr. David Alphandary and Mr. Uzi Baram.

The Companies Law provides for an initial three-year term for an external director, which may be extended for two additional three-year terms. In the case of public companies whose shares are listed on a non-Israeli stock exchange, such as the Company, external directors may be re-elected to serve an unlimited number of additional terms provided the audit committee and afterwards the board of directors determine that election for an additional term or terms benefits the company in light of the external director’s expertise and special contribution to the board of directors and its committees.

David Alphandary

The Company’s Audit Committee and Board of Directors have determined that Mr. Alphandary has the eligibility and suitability for tenure as a director in the Company, based on his education, experience and skills.

The Company’s Audit Committee and Board of Directors have determined that Mr. Alphandary has a rich and long term experience in managing companies that operate in the Company's areas of operations and has a deep understanding of the Israeli food retail market. Mr. Alphandary has also gained extensive experience with the Company's business, which provides him with in-depth knowledge in the Company's history and the actions it has conducted in recent years, including the re-organization of the corporate structure of the Company, including the acquisition of the Company's subsidiary Dor Alon Energy in Israel (1988) Ltd. Mr. Alphandary contributes greatly to maintaining continued communication between the Company's Audit Committee and the Audit Committees of the Company's subsidiaries, while preserving regular updates and recommendations regarding optional ways of operating.

In all his years of service as an External Director in the Company, Mr. Alphandary has contributed greatly to the Company and its business.

In light of the aforesaid and Mr. Alphandary's extensive experience as a member of the Company's Board of Directors, as Chairman of the Audit Committee, member of the Compensation Committee, Chairman of the Compliance Committee and his expertise in the Company's fields of business, the Company’s Audit Committee and Board of Directors have determined that his election as a member of the Board for an additional term is in the Company's best interests.

Uzi Baram

The Company’s Audit Committee and Board of Directors have determined that Mr. Baram has the eligibility and suitability for tenure as a director in the Company, based on his education, experience and skills.

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The Company’s Audit Committee and Board of Directors have determined that Mr. Baram has a rich experience of many years in senior positions in the public service and government, in serving as a director in companies and as a strategic advisor. Mr. Baram has also gained extensive experience within the Company's business, which provides him with in-depth knowledge of the Company's history and the actions it has taken in recent years, including the re-organization of the corporate structure of the Company, including the acquisition of the Company's subsidiary Dor Alon Energy in Israel (1988) Ltd. His experience as a strategic advisor contributes greatly to the understanding of strategic and major actions of the Company.

In all his years of service as an External Director in the Company, Mr. Baram has contributed greatly to the Company and its business.

In light of the aforesaid and Mr. Baram's extensive experience as a member of the Company's Board of Directors, as member of the Audit Committee, Chairman of the Compensation Committee, member of the Compliance Committee and the Corporate Governance committee, and his expertise in the Company's fields of business, the Company’s Audit Committee and Board of Directors have determined that his election as a member of the Board for an additional term is in the Company's best interests.

Based on the above, the Board of Directors and Audit Committee recommend that the shareholders approve the appointment of Mr. David Alphandary and Mr. Uzi Baram, each as an External Director for additional three-year term.

Mr. David Alphandary and Mr. Uzi Baram have attested to the Board of Directors of the Company and the Company that they meet all the requirements in connection with the election of external directors under the Israeli Companies Law, per the declaration in the form attached hereto as Appendix A.

The following information is supplied with respect to Mr. David Alphandary and Mr. Uzi Baram and is based upon the information furnished to the Company by Mr. David Alphandary and Mr. Uzi Baram.

Name	Age	Position with Company
David Alphandary	79	External Director
Uzi Baram	77	External Director

David Alphandary has served as our external director since March 2006. He currently serves as an independent consultant to the retail industry. From 1991 to 1999, Mr. Alphandary served as President and Chief Executive Officer of Shufersal Ltd. and from 1982 to 1991 as Vice President of Shufersal. From 1976 to 1982, Mr. Alphandary served as President of Carmel Carpeting Industry in Ceasaria, Israel. He currently serves as a director of Yafora Tavori Ltd. Mr. Alphandary holds a degree in Public Administration from the Hebrew University in Jerusalem. Mr. Alphandary is a member and the Chairman of the Audit Committee of the Company, as well as member of the Compensation Committee and Chairman of the Compliance Committee of the Company.

Uzi Baram has served as our external director since March 2006. He served as a member of Israel’s parliament, the Knesset, from 1977 to 2001. He served as the Minister of Tourism of Israel from 1992 to 1996, and from February 1993 to August 1995 he served as the Minister of Interior Affairs of Israel. He currently serves as a director of Master Plan, a company for strategic communication consulting, and of Bank Otsar Ha-Hayal. Mr. Baram holds a degree in Political Sciences and Sociology from the Hebrew University in Jerusalem. Mr. Baram is a member of the Audit Committee, Chairman of the Compensation Committee, member of the Compliance Committee, and the Corporate Governance Committee of the Company.

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If re-elected, Mr. David Alphandary and Mr. Uzi Baram will continue to receive the same compensation as all other directors of the Company (other than the Company's CEO), which is currently the sum of NIS 97,500 per year and a meeting attendance fee of NIS 3,660, which amounts are adjusted from time to time based on changes to the Israeli Consumer Price Index from December 2007 in the same manner as the fees described in the Companies Law Regulations are adjusted. They would also be entitled to reimbursement of expenses incurred by them in connection with their service as directors.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that Mr. David Alphandary and Mr. Uzi Baram be, and hereby are, re-elected to hold office as external directors of the Company, each for an additional three-year term in accordance with the provision of the Companies Law commencing March 15, 2015.”

The Israeli Companies Law requires that external directors be elected by the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting at a shareholders meeting, provided that either

•	such majority vote at the Meeting shall include at least a majority of the total votes of shareholders, who are not controlling shareholders of the Company (as defined in the Israeli Companies Law) and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder), participating in the voting at the Meeting in person or by proxy, vote in favor of the election of the director without taking abstentions into account; or

•	the total number of shares voted against the election of the external director by the non-controlling shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company.

The Audit Committee and the Board of Directors recommend a vote FOR the election of Mr. David Alphandary and Mr. Uzi Baram as external directors of the Company.

External Directors under the Israeli Companies Law

Under the Israeli Companies Law, a publicly traded company must appoint at least two external directors. The Israeli Companies Law, provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder or if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, any entity controlling us, any relative of our controlling shareholder or any entity in which, currently or within the two years preceding the appointment date, we or our controlling shareholder are or were the controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the senior financial officer as of the date of the person’s appointment. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and

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•	service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

Without derogating from the above, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control has business or professional relationship with an entity which an affiliation with is prohibited as detailed above, even if such relationship are not on a regular basis (excluding negligible relationship). In addition, a person who received compensation other than the compensation permitted by the Israeli Companies Law, may not serve as an external director.

In addition, no person can serve as an external director if the person’s position or other business create, or may create, a conflict of interests with the person’s responsibilities as an external director or may impair his ability to serve as a director.

Any committee of the board of directors must include at least one external director, except the audit committee and the compensation committee, which require all external directors. An external director is entitled to compensation as provided in regulation adopted under the Companies Law and is otherwise prohibited from receiving any other compensation directly or indirectly, in connection with his service.

Under the Companies Law, a public company is required to appoint as an external director, a person who has "professional expertise" or a person who has "financial and accounting expertise," provided that at least one of the external directors must have "financial and accounting expertise." Under regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional expertise is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the main business sector of the company or in a relevant area for the board position, or has at least five years experience in a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s business.

Our board of directors has determined that Mr. David Alphandary has "financial and accounting expertise" and Mr. Uzi Baram has "professional expertise".

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Amit Ben Itzhak

Chairman of the Board of Directors

Dated: February 11, 2015

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Appendix A – Unofficial Translation of Form of Declaration of a Nominee

as an External Director in a Public Company

To:	Alon Blue Square Israel Ltd. (the “Company”)

Re:	Declaration of a Nominee as an External Director in a Public Company in accordance with the Companies Law, 5759-1999 (the “Law”)

Date:	[ ], 2015

I, the undersigned, ________________, I.D. No.________, a resident of Israel, whose address is_______________________________, Israel after being warned that I must state the truth and that I will be subject to the punishments provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as an External Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Tel Aviv Stock Exchange (the “TASE”) and on the New York Stock Exchange, in the United States, as well as my consent to serve as a member of the Audit Committee and the Compensation Committee of the Company.

2.	I have the ability to read and understand financial statements.

3.	I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225–227 of the Law, as in effect as of the date hereof. An unofficial translation of these Sections, as in effect as of the date hereof, is attached hereto as Annex A, and constitutes an integral part of this declaration.

4.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of an External Director of the Company, taking into consideration the Company's special needs and size.

5.	Please mark X in the applicable box:

☐	I am an “Expert External Director” in accordance with Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766-2005 (the “Companies Regulations”).

☐	I have professional qualifications, in accordance with the Companies Regulations.

An unofficial translation of the provisions of the Companies Regulations, as in effect as of the date hereof, is attached hereto as Annex B, which constitutes an integral part of this declaration.

6.	I have the education, qualification, academic degrees (degree, institution and year), as described in the CV and the documentation evidencing my academic degrees, attached hereto as Annex C and Annex D, accordingly, which constitute an integral part of this declaration.

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7.	Please mark X in the applicable box:

☐  I am not a relative of a controlling shareholder, and neither I, nor my Relatives, my partner, my employer, someone to whom I am subordinate directly or indirectly, nor any entity in which I am a controlling shareholder, have, or within the past two years prior to the date of appointment or while I served as an External Director of the Company, had, any Affiliation to the Company, its controlling shareholder or its Relatives on the Date of Appointment or while I served as an External Director of the Company, or any Other Entity. Moreover, neither I, nor my Relatives, my partner, my employer, someone to whom I am subordinate directly or indirectly, nor any entity of which I am a controlling shareholder, have any business or professional relationship with whom an Affiliation, as described above, is forbidden, including instances when such business or professional relationships do not occur on a regular basis, except for insignificant relationships.

For the purpose of this section-

“Affiliation” means an employment relationship, a business or professional relationship of a regular nature or control, service as an officer, excluding service as a director appointed to serve as an External Director of a company which intends to offer shares to the public for the first time.

“Other Entity” means an entity in which, on the Date of Appointment or within the two years prior to the Dare of Appointment, or while I served as an External Director of the Company, the controlling person was the Company or the Company’s controlling person.

“Date of Appointment” means the date on which the general meeting of the Company's shareholders appointed me as an External Director of the Company.

“Relative” means spouse, sibling, parent, grandparent, offspring and offspring, sibling, or parent of the spouse, or the spouse of each of the persons mentioned above.

☐  I have, as of the Date of Appointment, or within the past two years prior to the Date of Appointment, or while serving as an External Director, had, insignificant business or professional relationships with the Company, which commenced prior to my Date of Appointment as an External Director and which do not constitute an Affiliation under the Companies Regulations (Matters that do Not Constitute an Affiliation), 2006-5767 (the “Affiliation Regulations”). An unofficial translation of the Affiliation Regulations, as in effect as of the date hereof, are attached hereto as Annex E, which constitute an integral part of this declaration. The aforesaid relationships are as follows1:

 ________________________________________________________________.

8.	My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as an External Director of the Company or constrain my ability to serve as an External Director of the Company.

9.	I am not a director of a company which has an External Director who is a director of the Company.

10.	I am not an employee of the Israeli Securities Authority (the “ISA”) or the TASE.

1Details of the business or professional relationships of the nominee with the Company and documentation evidencing that these are insignificant relationships will be provided.

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11.	I hereby undertake to fulfill all the requirements provided by law, with respect to directors, External Directors, audit committee members and compensation committee members, and to fulfill my duty in the Company and as a committee member, in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern, that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall immediately notify the Company’s Chairman of the Board, pursuant to Section 227A of the Law, as described in Annex A, attached hereto.

12.	I am aware of the requirements of the Law with regard to the appointment and service of an External Director, including among other things, the service period, termination of service, participation in the Company’s committees, etc.

13.	I am aware that under the Law, the Company, its controlling shareholder and any corporation under its control, will not be able to give me, my spouse or my children, any benefit, whether directly or indirectly, and they shall not be able to appoint me, my spouse or my children to serve as an officer of the Company or a corporation which is controlled by the Company's controlling shareholder, to employ me, or to be provided with my professional services, in exchange for any consideration, whether directly or indirectly, including through a corporation under my control, unless two years have elapsed from the termination of my services as an External Director of the Company, and as to any Relative of mine, which is not my spouse or my child - unless one year have elapsed from the termination of my services as an External Director of the Company. In addition, I hereby declare that as of the date hereof, neither I nor my spouse or my child was given any benefits, as described in this section.

14.	I am aware of the duty of notice which I am subject to pursuant to Sections 227A and 245A of the Law and I will fulfill them as required. An unofficial translation of these Sections, as in effect as of the date hereof, are attached hereto as Annex A.

15.	I am aware that my declaration herein, shall be presented with the appointing organ prior to my nomination as External Director (including as an attachment to a public report via the ISA's website) and which shall serve the Company for considering whether I qualify to serve as an External Director of the Company and in particular whether I fulfill the conditions and critera of the Law. In addition, I am aware that this declaration shall be kept in the Company’s registered office and shall be open for inspection by any person and shall be published in the Company’s public filings.

16.	I hereby acknowledge and agree, that, subject to the approval of the general meeting of shareholders of the Company, I shall receive compensation as further detailed in Annex F, for my services as an External Director, and that I shall not be entitled to any further compensation, whether directly or indirectly, from the Company with respect to my services as an External Director. For the purpose of this section, exemption, obligation to indemnify, indemnification or insurance, will not be considered as additional compensation.

17.	This is my name, this is my signature and the facts stated above are true and correct.

Date	Signature	I.D.	Name

14

Annex A

Articles 225-227A and 245A of the Companies Law, 5759-1999

Duty of Disclosure	225.	(a)

A person who is a candidate to hold office as a director shall disclose to the person appointing him:

(1) whether he has been convicted by a conclusive judgment of an offense referred to in section 226(a) and not yet passed the period in which he should not serve as a director under section 226;

(2) whether he has been convicted by a conclusive judgment of an offense referred to in section 226(a1) and not yet passed the period set by the court under that subsection;

			(3) whether the Administrative Enforcement Committee imposed on him enforcement measure which prohibits him to serve as a director in any public company, and not yet passed the period set by the Administrative Enforcement Committee.
		(b)	In this section:
			"enforcement measure" – as stated in section 52NF to the Securities Law which imposed under chapter H4 to the Securities Law, under chapter G2 to the Investment Advice and Investment Portfolio Management Law, or under chapter J1 to the Joint Investment Trust Law, as applicable;
			"Administrative Enforcement Committee" - the committee appointed under section 52LB(a) to the Securities Law;
			"Conclusive judgment" – judgment of court of first instance.

Restriction on Appointment Due to Conviction	226.	(a)	A person convicted by a conclusive judgment regarding one of the following offenses shall not hold office as a Director in a public company unless five years have passed since the date on which the judgment by which he was convicted was given:

			1) Offenses under sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and under sections 52C, 52D, 53(a) and 54 of the Securities Law;

			2) A conviction by a court outside Israel for offenses of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information;

			3) (deleted)

		(a1) A person convicted by a conclusive judgment, as stated in section 225(b), in offense that not mentioned in subsection (a), if the court determined that due to its nature, severity or circumstances he is not fit to serve as a director of public company for period that the court determined which shall not exceed five years from the judgment.

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		(b) The court may determine, at the date of the conviction or thereafter, on the application of a person interested in being appointed as a director, that despite his conviction of offenses as laid down in subsections (a), and taking into account, inter alia, the circumstances in which the offense took place, such person is not precluded from holding office as director of a public company or the period in which he is precluded from holding office as director of public company will be shorter than five years.

		(c) The Minister may prescribe additional offenses to those laid down in subsection (a)(1).

(d) The court, or court of appeal – if one submitted, may order a stay of execution regarding the limitations of the appointment or termination of office under this section at the date and in terms it deems fit.

Restriction on Appointment Due to Administrative Enforcement Committee decision	226.	A	Administrative Enforcement Committee has imposed on person enforcement measure that precluded him from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he is prohibited to serve as a director according to this measure; in this section, "enforcement measure" and "Administrative Enforcement Committee" – as stated in section 225(b).

Termination of Office	227.	(a)	A minor, a legally incompetent, a person who has been declared bankrupt as long as such person remains undischarged, shall not be appointed as director, nor shall a corporation that has resolved to enter into voluntary liquidation or in respect of which a winding up order has been issued.
		(b)	A person nominated to hold office as director to whom the provisions of subsection (A) apply shall disclose such to the entity appointing him.

Duty of Notice	227	A.	A director which no longer fulfills one of the requirements for his office as a director under this Law or there is ground for expiration of his office as a director shall notify the company immediately, and his office shall expire on the date of the notice.

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Duty of Notice	245A.	An external director which no longer fulfills one of the requirements for his office as an external director under the Law shall notify the company immediately, and his office shall expire on the date of the notice.

17

Annex B

Regulations 1-3 of the Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766- 2005

Director who has Accounting and Financial Expertise	1.

A Director who has accounting and financial expertise is a director who due to his/her education, his/her experience and his/her qualifications, has a high level of skill and understanding in business/accounting manners and financial reports in such a manner which allows him/her to fully understand the financial reports of the company, and to commence discussions in connection with the presentation of the financial data; the assessment of the financial and accounting expertise of an External Director shall be made by the Board of Directors which will take into account, inter alia, all considerations, including, his/her education, his/her experience and knowledge in the following areas:

		(1)	generally accepted accounting principles and audit principles which are typical in the field in which the Company and companies of size and complexity similar to the Company operate;
		(2)	The duties and the responsibilities of an accountant;

		(3)	Preparation of financial reports and their approval pursuant to the Law and the Securities Law.
Director who has Professional Qualifications	2.	(a) A Director who has professional qualifications must comply with one of the following:
		(1)	Holds an academic degree in one of the following fields: Economics, Business Management, Accounting, Law, Public Management;
		(2)	Holds a different academic degree or has completed other higher education all in the area of the Company’s business or another relevant field.
		(3)	Has at least five years experience in one of the following, or has aggregate experience of at least five years in two of the following:
(i) a senior business management position in a company with significant business activity;
(ii) a senior public position or a senior position in the public service;
(iii) a senior position in the primary business of the company.
(b) The assessments of the professional qualification of the nominee to serve as a director as stated in the aforementioned subsection (a) shall be made by the Board of Directors.

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Declaration	3.	(a) The declaration of the nominee pursuant to Section 241 of the Law shall include the nominee's education and experience, as they are relevant, in order to review whether the conditions and criterions according to these regulations apply and shall attach the documentation and certifications which support his/her declaration.
(b) A Director that the Board of Directors is required to assess his accounting and financial expertise, in order to comply with the minimum amount set forth in Section 92(a)(12) of the Law, shall declare as set forth in subsection (a).

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Annex C

CV

20

Annex D

Documentation Evidencing the Academic Degrees

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Annex E

Regulations 4-5 of the Companies Regulations (Matters that Do Not Constitute a Relationship), 5767-2006

Relationship with Another Company While it was Controlled By Another Person

4.     A person who had a relationship with a company controlled by a controlling shareholder in the public company, solely during the period in which the controlling shareholder of the company was not the current controlling shareholder, will not be deemed to have had a relationship during the two years prior to the appointment date; in this Regulation, "a company controlled by the controlling shareholder"- excluding the public company or a company controlled by it.

De minimis Relationships

5.     Maintaining business or professional relationships, will not be deemed as a "relationship" if all of the following apply:

(1)   The relationships are de minimis to the nominee and to the company;

(2)    The relationship commenced prior to the appointment date;

(3)    The audit committee approved prior to the appointment, based on facts presented to it, that the condition set forth in subsection (1) apply;

(4)   The maintenance of the business or professional relationships as aforesaid and the approval of the audit committee have been brought before the general meeting prior to the approval of the appointment.

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Annex F

I hereby acknowledge and agree that, subject to the approval of the shareholders of the Company, I shall receive the compensation detailed below, with respect to my services as an external director:

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81316 Alon Blue Square VIF
Proof 3

Special General Meeting of Alon Blue Square Israel Ltd.

Date: March 11, 2015

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use dark black pencil or pen only

	Yes	Against	Abstain
1. To re-elect Mr. David Alphandary as an external director of the Company for an additional three year term in accordance with the provisions of the Israeli Companies Law and the regulations promulgated thereunder.	☐	☐	☐

	Yes	No
1a. Are you a controlling shareholder in the Company or do you have a personal interest in the approval of the proposal that results from your relationship with a controlling shareholder in the Company? (Response required for vote to be counted)	☐	☐

	Yes	Against	Abstain
2. To re-elect Mr. Uzi Baram as an external director of the Company for an additional three year term in accordance with the provisions of the Israeli Companies Law and the regulations promulgated thereunder.	☐	☐	☐

	Yes	No
2a. Are you a controlling shareholder in the Company or do you have a personal interest in the approval of the proposal that results from your relationship with a controlling shareholder in the Company? (Response required for vote to be counted)	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here Please Date Above

Please Sign Here Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Alon Blue Square Israel Ltd.
to be held March 11, 2015
For Holders as of February 9, 2015

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time March 6, 2015.

PROXY TABULATOR FOR
ALON BLUE SQUARE ISRAEL LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2015 Mediant Communications LLC. All Rights Reserved

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81316 Alon Holdings VIF
Proof 5

Alon Blue Square Israel Ltd.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. EST on March 6, 2015)

The undersigned registered owner of American Depositary Shares ("ADRs") her by requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of **Alon Blue Square Israel Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **February 9, 2015** at the **Special General Meeting** of the Shareholders of Alon Blue Square Israel Ltd. to be held at their executive offices on **March 11, 2015** or at any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box. If no specification is made, the Depositary will deem the undersigned to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such shares or other Deposited Securities and the Depositary will give such instruction.

PROXY TABULATOR FOR
ALON BLUE SQUARE ISRAEL LTD.
P.O. Box 8016
CARY, NC 27512-9903